Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Marine Harvest decides to not apply for the flexible MAB offer.

With reference to the Norwegian Fishery Directorate's announcement on 30 June 2016 where an offer was made to the Norwegian salmon farmers.

After due consideration including length of the trial period, cost, potential output and sustainability Marine Harvest has decided to not apply for flexible maximum allowed biomass.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.